May 13, 2025

Jason Kim
Chief Executive Officer
Firefly Aerospace Inc.
1320 Arrow Point Drive #109
Cedar Park, TX 78613

       Re: Firefly Aerospace Inc.
           Draft Registration Statement on Form S-1
           Submitted April 16, 2025
           CIK No. 0001860160
Dear Jason Kim:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 16, 2025
Prospectus Summary, page 1

1. Please balance the disclosure in your summary by prominently disclosing your level of indebtedness, history of losses, and other challenges you face. Business, page 97

2. We note your disclosure that the MLV is in final development in partnership with
       Northrop Grumman and that you expect the first launch to take place from
Virginia   s
       Mid-Atlantic Regional Spaceport on Wallops Island. Please revise to disclose anticipated timing of your MLV launch and/or first delivery.
 May 13, 2025
Page 2

Intellectual Property, page 109

3. Please disclose the duration and effect of all patents, trademarks, licenses, franchises, and concessions held. Refer to Item 101(c) of Regulation S-K. Regulatory, page 109

4. Please revise your disclosure in this section to describe the material effects that compliance with government regulations may have upon your capital expenditures, earnings and competitive position. Please also address international regulations related to your business.
Index to Consolidated Financial Statements, page F-1

5.     Please note the updating requirements of Rule 8-08 of Regulation S-X.
Note 18. Segment and Geographical Information, page F-52

6. You disclose on page F-52 that you did not recognize revenue outside of the United
       States as of December 31, 2024; however, you disclose on page 55 that a substantial portion of your revenue is generated from customers outside of the United States.
       Please address this apparent discrepancy and ensure future disclosures are revised as appropriate.
General

7. Please provide us supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
8.     We note that one customer accounted for 58% of your revenues in 2024.
Please
       disclose terms of your material agreements file all material agreements as exhibits to your registration statement. If you believe you are not substantially dependent on any such agreement, please explain why. Refer to Item 601(b)(10) of Regulation S-K.
       Please contact Jeff Gordon at 202-551-3866 or Melissa Gilmore at 202-551-3777 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Asia Timmons-Pierce at 202-551-
3754 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing